780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

August 22, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Marshall Funds, Inc. (File Nos.: 033-48907; 811-58433)
Preliminary Proxy Statement

Dear Ms. O’Neal-Johnson:

The purpose of this letter is to respond to oral comments received from you on Wednesday, August 17, 2011 regarding the preliminary proxy statement on Schedule 14A filed by Marshall Funds, Inc. (the “Registrant”) on August 8, 2011 (the “Proxy Statement”).

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.

Comment:  Under “Proposal 1 - Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser - Expense Limitation Agreement,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses.  If so, add appropriate disclosure to this sub-section.

Response:  The expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses.  Accordingly, the Registrant has not added disclosure.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC AND SHANGHAI, PRC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Deborah O’Neal-Johnson

August 22, 2011

2.

Comment:  Under “Proposal 1 - Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser - Board Considerations - Review of Fund Performance,” please advise or confirm that the Registrant’s Board of Directors (the “Board”) considered funds with similar investment objectives in its deliberations.

Response:  The Board received performance data for the funds in each Fund’s Lipper peer group when reviewing the performance for each Fund, as described under “Proposal 1 - Approval of the New Investment Advisory Agreement Between the Corporation and the Adviser - Board Considerations - Review of Fund Performance.”

3.

Comment:  Under “Proposal 4 - Approval of the Reclassification of Each Fund's Fundamental Investment Limitation Regarding Selling Short and Buying on Margin as Non-Fundamental,” please provide brief disclosure regarding the risks of selling securities short.

Response:  The Registrant has added this disclosure in response to the staff’s comment.

4.

Comment: Under “Proposal 5 - Approval of the Modification of Each Fund’s Fundamental Investment Limitation Regarding Issuing Senior Securities and Borrowing Money,” please provide brief disclosure regarding (a) the risks of borrowing money and (b) when issuing senior securities and borrowing money is permitted by law.

Response:   The Registrant has added this disclosure in response to the staff’s comment.

5.

Comment:  Under “Proposal 6 - Approval of the Reclassification of Each Fund’s Fundamental Investment Limitation Regarding Pledging Assets as Non-Fundamental,” please provide disclosure regarding when entering into borrowing and collateral arrangements is permitted by law.  Please also provide further disclosure regarding the substantive differences between the current and proposed investment limitation.

Response:  The Registrant has added this disclosure in response to the staff’s comment.

6.

Comment:  Under “Proposal 7 - Approval of the Modification of Each Fund's Fundamental Investment Limitation Regarding Investing in Commodities,” please change “physical commodities” to “commodities” in the proposed limitation.

Response:  The Registrant has revised the proposed limitation in response to the staff’s comment.

*****

Ms. Deborah O’Neal-Johnson

August 22, 2011

Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group